UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

GLOBAL ARENA HOLDING, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

37951M102

(CUSIP Number)

GCA Ventures, LLC
555 Madison Avenue, 12th Floor
New York, NY 10022
(212) 508-4762
c/o George C. Dolatly

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GCA VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel D. Rubino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,254,985
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,254,985
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,985
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PELHAM DR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
309,151
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
309,151
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George C. Dolatly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,045,833
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,045,833
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,833
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert M. Pickus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
858,333
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
858,333
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D filed on May 10, 2013 (the “Initial Schedule 13D”) and amended by Amendment No. 1 thereto filed on October 30, 2013 (“Amendment No. 1” and, together with the Initial Schedule 13D and this Amendment No. 2, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Global Arena Holding, Inc., a Delaware corporation (“Global Arena”). Global Arena’s principal executive offices are located at 555 Madison Avenue, 12th Floor, New York, NY 10022.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to add the following paragraph at the end of such item:

On April 30, 2014, in accordance with the terms of the Management Agreement, as amended on October 30, 2013 and April 30, 2014, and in consideration of financial and management consulting services performed for Global Arena, Global Arena issued, as directed by Ventures, (a) 187,500 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Rubino, (b) 375,000 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Dolatly, and (c) 187,500 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Pickus. All warrants referenced in this paragraph expire after seven years.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended in its entirety to read as follows:

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). As a group, the Reporting Persons collectively beneficially own 3,159,151 shares of Common Stock (409,151 of which are outstanding and 2,750,000 of which may be acquired within 60 days pursuant to outstanding warrants) representing 11.7% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by other Reporting Persons, except as set forth below.

Mr. Rubino beneficially owns, and has sole voting and dispositive power with respect to, 1,254,985 shares of Common Stock (209,151 of which are outstanding and 1,045,834 of which may be acquired within 60 days pursuant to outstanding warrants) representing 5.0% of the outstanding Common Stock. Of these shares, Pelham is the direct owner of 309,151 shares of Common Stock (209,151 of which are outstanding and 100,000 of which may be acquired within 60 days pursuant to outstanding warrants).

Mr. Dolatly beneficially owns, and has sole voting and dispositive power with respect to, 1,045,833 shares of Common Stock (100,000 of which are outstanding and 945,833 of which may be acquired within 60 days pursuant to outstanding warrants) representing 4.2% of the outstanding Common Stock.

Mr. Pickus beneficially owns, and has sole voting and dispositive power with respect to, 858,333 shares of Common Stock (100,000 of which are outstanding and 758,333 of which may be acquired within 60 days pursuant to outstanding warrants) representing 3.4% of the outstanding Common Stock.

Ventures does not beneficially own any shares of Common Stock.

The above percentages were calculated based on 24,136,693 shares of Common Stock outstanding as of April 15, 2014 (as reported in Global Arena’s Form 10-K for the fiscal year ended December 31, 2013) and accounting for the shares of Common Stock that the applicable Reporting Person, or each of the Reporting Persons in the case of the “group” calculation, has the right to acquire within 60 days of the date hereof pursuant to outstanding warrants.

Except as otherwise set forth in this Statement, there have been no transactions by the Reporting Persons with respect to the Common Stock in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description
1	Joint Filing Agreement signed by each Reporting Person dated as of May 10, 2013.*

2	Management and Investor Rights Agreement dated as of April 30, 2013.*

3	Amendment to Management and Investor Rights Agreement dated as of October 30, 2013.**

4	Second Amendment to Management and Investor Rights Agreement dated as of April 30, 2014.

* Filed with the Initial Schedule 13D.

** Filed with Amendment No. 1 to the Initial Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2014

GCA VENTURES, LLC

By:	/s/ George C. Dolatly
Name: George C. Dolatly Title: Chief Executive Officer

/s/ Daniel D. Rubino
DANIEL D. RUBINO

PELHAM DR LLC

By:	/s/ Daniel D. Rubino
Name: Daniel D. Rubino Title: Managing Member

/s/ George C. Dolatly
GEORGE C. DOLATLY

/s/ Robert M. Pickus
ROBERT M. PICKUS

INDEX TO EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement signed by each Reporting Person dated as of May 10, 2013.*

2	Management and Investor Rights Agreement dated as of April 30, 2013.*

3	Amendment to Management and Investor Rights Agreement dated as of October 30, 2013.**

4	Second Amendment to Management and Investor Rights Agreement dated as of April 30, 2014.

* Filed with the Initial Schedule 13D.

** Filed with Amendment No. 1 to the Initial Schedule 13D.